UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.1)*

                          Kerzner International Limited
                                (Name of Issuer)

                   Ordinary Shares, $0.001 par value per share
                         (Title of Class of Securities)

                                    P6065Y107
                                 (CUSIP Number)

                                  David Jackson
                                 Istithmar PJSC
                            Emirates Towers, Level 47
                        Sheikh Zayed Road - PO Box 17000
                           Dubai, United Arab Emirates
                                 +971-4-390-2100

                                 with a copy to:
                            Daniel S. Sternberg, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                  212-225-2000
          (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)

                                 August 10, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------
CUSIP No.  P6065Y107                    13D
-------------

     1
              NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Istithmar PJSC

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

              (a) |_|
              (b) |_|

     3
              SEC USE ONLY

     4
              SOURCE OF FUNDS

              WC

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          |_|

     6
              CITIZENSHIP OR PLACE OF ORGANIZATION

              Dubai, United Arab Emirates

                               7       SOLE VOTING POWER
    NUMBER OF SHARES                   4,500,000
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON        8       SHARED VOTING POWER
         WITH                          0

                               9       SOLE DISPOSITIVE POWER
                                       4,500,000

                              10       SHARED DISPOSITIVE POWER
                                       0

    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,500,000
              See Item 5.

    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                                 |_|

    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              12.8%
              See Item 5.
     14
              TYPE OF REPORTING PERSON

              CO

         This Amendment No. 1 amends and supplements the statement on Schedule 13D filed on July 26, 2004 by Istithmar PJSC ("Istithmar") with respect to the ordinary shares $0.001 par value per share (the "Ordinary Shares") of Kerzner International Limited, a company incorporated under the laws of the Commonwealth of The Bahamas (the "Issuer") (such statement on Schedule 13D, the "Statement"). All capitalized terms used herein and not otherwise defined herein have the meanings ascribed to such terms in the Statement.

Item 3.           Source and Amount of Funds.
                  --------------------------

         Item 3 of the Statement is amended and restated in its entirety to read as follows:

         The aggregate amount of funds used by Istithmar to purchase the Securities (as defined in Item 4) was US$225,000,000. These funds were obtained from working capital and no part of the purchase price for the Securities consisted of borrowed funds.

Item 4.           Purpose of the Transaction.
                  --------------------------


         Pursuant to the Stock Purchase Agreements, on August 10, 2004 Istithmar acquired the Securities (an aggregate of 4,500,000 Ordinary Shares, consisting of 3,000,000 newly-issued Ordinary Shares purchased from the Issuer and 1,500,000 outstanding Ordinary Shares purchased from Caledonia and CMS) and entered into the Ancillary Agreements (described below in Item 6) with the Issuer and certain other shareholders of the Issuer.

         Istithmar intends to exercise its right under the Governance Agreement (as defined in Item 6) to nominate a designee to serve on the Board of Directors of the Issuer (the "Board").

Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

         Item 5 of the Statement is amended and restated in its entirety to read as follows:

         (a) Istithmar is the beneficial owner of 4,500,000 Ordinary Shares, which, based upon publicly available information, represent approximately 12.8% of the currently outstanding Ordinary Shares.

         (b) Istithmar has the sole power to vote or direct the vote, and dispose or direct the disposal of 4,500,000 Ordinary Shares of the Issuer.

         (c) On August 10, 2004, Istithmar acquired in privately negotiated purchases in accordance with the terms of the Stock Purchase Agreements (i) 3,000,000 Ordinary Shares from the Issuer for an aggregate purchase price of $153,750,000, (ii) 1,300,000 Ordinary Shares from Caledonia for an aggregate purchase price of $61,750,000 and (iii) 200,000 Ordinary Shares from CMS for an aggregate purchase price of $9,500,000. Other than the transactions described in the preceding sentence, neither Istithmar nor, to the best of its knowledge, any of the Government of Dubai or the persons identified in Schedule A to the Statement has effected any transactions in the Ordinary Shares in the past sixty days.

         (d) - (e) Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with
                  -------------------------------------------------------------
                  Respect to Securities of the Issuer.
                  ------------------------------------

         On August 10, 2004, Istithmar entered into a Corporate Governance Agreement with the Issuer (the "Governance Agreement"). Among other things, the Governance Agreement provides that until August 10, 2009 Istithmar will not acquire additional Ordinary Shares or other equity securities of the Issuer if it would then own in excess of the total number of Ordinary Shares owned by the World Leisure Group and its affiliates ("WLG") (excluding Ordinary Shares acquired by WLG pursuant to employee compensation arrangements). The Governance Agreement also provides that until August 10, 2009 Istithmar will not take certain actions to acquire or influence control of the Issuer.

         The Governance Agreement provides that for so long as Istithmar beneficially owns 5% or more of the voting power in the Issuer, Istithmar will have the right in connection with each election of directors of the Issuer to designate a nominee to the Board and the Issuer has agreed to cause Istithmar's designee to be included in the Board's slate of nominees for such election and to use its reasonable best efforts to solicit proxies in favor of the nominee designated by Istithmar.

         The Governance Agreement provides that until August 10, 2009,
Istithmar may not without the approval of a majority of the Issuer's independent directors transfer, sell, or dispose any Ordinary Shares to any person or group, if to Istithmar's knowledge, that person or group would own more than 4.9% of the Issuer's Voting Stock after the transaction. Notwithstanding this restriction, Istithmar is free to transfer its Ordinary Shares (a) to certain Istithmar affiliates, (b) in an underwritten public offering, (c) in certain open market transactions or (d) pursuant to certain tender or exchange offers.

         The preceding description of the Governance Agreement is qualified by reference to the full text of the Governance Agreement, a copy of which is filed as Exhibit 4 hereto and incorporated herein by reference in its entirety.

         On August 10, 2004, Istithmar also entered into a Registration Rights Agreement with the Issuer (the "Registration Rights Agreement"), pursuant to which the Issuer has agreed to register under the Securities Act of 1933 sales by Istithmar and certain of its transferees ("Holders") of the Securities and any other Ordinary Shares acquired in accordance with the terms of the Governance Agreement. Holders may make one or more demand registrations, subject to certain limitations, including limitations on the number of Ordinary Shares to be registered and the timing of such registrations. Holders may also piggyback on the demand registrations of other Holders or on a registration of the Issuer, subject to certain limitations.

         The preceding description of the Registration Rights Agreement is qualified by reference to the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit 5 hereto and incorporated herein by reference in its entirety.

         With respect to the 1,500,000 Ordinary Shares purchased from CMS and Caledonia, Istithmar, as a permitted transferee of such Ordinary Shares, has acquired certain registration rights under the Registration Rights and Governance Agreement dated as of July 3, 2001, by and among the Issuer, Sun International Investments Limited, WLG, Kersaf Investments Limited,
Caledonia, Mangalitsa Limited, CMS, Rosegrove Limited, Royale Resorts Holdings Limited and Sun International Inc. (the "2001 Agreement").

         The preceding description of the 2001 Agreement is qualified by reference to the full text of the 2001 Agreement, a copy of which is filed as
Exhibit 6 hereto and incorporated herein by reference in its entirety.

         On August 10, 2004, Istithmar also entered into a Letter Agreement with the Issuer, Caledonia, CMS and WLG (the "Letter Agreement"). Among other things, the Letter Agreement provides that Istithmar will vote all Ordinary Shares it beneficially owns in any election of directors of the Issuer in favor of any nominee to the Board designated by WLG, Caledonia or CMS in accordance with the 2001 Agreement. Each of those parties have agreed, in turn, to vote all Ordinary Shares it beneficially owns in any election of directors of the Issuer in favor of any nominee to the Board designated by Istithmar in accordance with the Governance Agreement.

         The preceding description of the Letter Agreement is qualified by reference to the full text of the Letter Agreement, a copy of which is filed as
Exhibit 7 hereto and incorporated herein by reference in its entirety.

         Except for the Stock Purchase Agreements, the Governance Agreement, the Registration Rights Agreement, the 2001 Agreement and the Letter Agreement, neither Istithmar, nor, to the best of its knowledge, any of the Government of Dubai or the persons identified in the Schedule A to the Statement has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer.

Item 7.           Material to be filed as Exhibits.
                  --------------------------------

         Item 7 of the Statement is hereby amended to add the following:

         Exhibit 4 Corporate Governance Agreement, dated as of August 10, 2004, by and between Istithmar and the Issuer.

         Exhibit 5 Registration Rights Agreement, dated as of August 10, 2004, by and between Istithmar and the Issuer.

         Exhibit 6 Registration Rights and Governance Agreement dated as of July 3, 2001, by and among the Issuer, Sun International Investments, WLG, Kersaf Investments Limited, Caledonia, Mangalitsa Limited, CMS, Rosegrove Limited, Royale Resorts Holdings Limited and Sun International Inc. (incorporated by reference to Exhibit C to Schedule 13-D of Mangalitsa Limited with respect to Kerzner International Limited, filed with the SEC on July 13, 2001, File No. 005-48645).

         Exhibit 7                  Letter Agreement, dated as of
                                    August 10, 2004, by and between Istithmar, the Issuer, Caledonia, CMS and WLG.

                                    SIGNATURE
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
         DATED:  August 10, 2004
                                            ISTITHMAR PJSC


                                            By: /s/ Sultan Ahmed Bin Sulayem
                                                --------------------------------
                                            Name:   Sultan Ahmed Bin Sulayem
                                            Title:  Chairman

                                  Exhibit Index

Exhibit        Description
-------        -----------

4 Corporate Governance Agreement, dated as of August 10, 2004, by and between Istithmar PJSC and Kerzner International Limited.

5 Registration Rights Agreement, dated as of August 10, 2004, by and between Istithmar PJSC and Kerzner International Limited.

6 Registration Rights and Governance Agreement dated as of July 3, 2001, by and among Kerzner International Limited, Sun International Investments Limited, World Leisure Group Limited, Kersaf Investments Limited, Caledonia Investments PLC, Mangalitsa Limited, Cement Merchants S.A., Rosegrove Limited, Royale Resorts Holdings Limited and Sun International Inc. (incorporated by reference to Exhibit C to Schedule 13-D of Mangalitsa Limited with respect to Kerzner International Limited, filed with the SEC on July 13, 2001, File No. 005-48645).

7 Letter Agreement, dated as of August 10, 2004, by and between Istithmar PJSC, Kerzner International Limited, Caledonia Investments PLC, Cement Merchants S.A. and World Leisure Group Limited.